April 13, 2007

Terence O’Brien, Accounting Branch Chief

Tracey McKoy, Staff Accountant

Division of Corporate Finance

United States Securities Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

RE:	Donaldson Company, Inc. Form 10-K for the Fiscal Year Ended July 31, 2006 Filed October 3, 2006 File No. 1-7891

Dear Mr. O’Brien and Ms. McKoy:

This letter is in response to your letter dated April 2, 2007 (the “SEC Comment Letter”) addressed to William Cook, our Chief Executive Officer, regarding the above-mentioned filing. For your ease of reference, we have reproduced your comments in the text of this letter.

Donaldson Company, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 31, 2006

Segments

We have read your response to prior comment one. Given the below factors it appears we didn’t receive a complete copy of the internal reports that you submit to your chief executive officer (CEO), whom you have identified as your chief operating decision maker (CODM).

•

In your letter dated March 16, 2007, you say that “while geographic and other information is produced to comply with our statutory regulations as well as other country business management, this information is not used by the CODM to allocate resources or assess performance.” We assume from this statement that your CEO actually receives additionally reports than the reports submitted to us.

United States Securities and Exchange Commission

April 13, 2007

•	We note from appendix B that you have removed pages from the board book relating to the minutes, agenda topics and other non-financial matters.

Please submit to us a complete copy of the internal reports provided to your CEO during the 2005 and 2006 fiscal year. In other words, we expect two reporting packages, one for the 12 months ended 2005 and 2006. If the CODM does not regularly receive any other disaggregated operating performance information on a geographic or on a product line basis, then please clarify this fact in your letter.

Donaldson Response

Based on our telephone call on April 4, 2007 between Tom VerHage and Tracey McKoy, we now understand that we were not descriptive enough in our previous response for you to understand the monthly review by our CODM and the reports reviewed. We have expanded our response to be more descriptive of the management structure and monthly financial review process.

Before describing the monthly financial review process completed by our CODM, we thought it would be helpful to reiterate how we are structured and how we manage our global filtration business. We are organized into two filtration divisions. The Engine segment, led by a Senior Vice President (SVP), is focused on serving all aspects of the diesel engine filtration market globally. The Industrial segment is also led by a SVP and is organized to sell our filtration solutions in industrial applications worldwide. Our CODM oversees the corporate results in total and focuses his analysis, review and decision-making on the overall corporate, Engine and Industrial results. As we mentioned previously, our budget process begins with the CODM and the CFO agreeing on overall corporate goals. Those goals are then assigned to the Engine and Industrial SVP’s. It is up to them to allocate the resources based on the geographic and product areas where they see the best opportunities. The CODM is not involved in the target setting within the segments or monthly management of the results below the total Engine and Industrial segment.

Following is a summary of the monthly CODM review process:

•

Upon receiving the consolidated results, our Corporate Controller provides our CODM with the consolidated results of the Company either in hard copy or via email. The worldwide consolidation file includes an income statement and balance sheet. We have supplementally submitted, under separate cover, and are separately requesting confidential treatment with respect to, the two page consolidation report for each month of 2005 and 2006 (Appendix A to our confidential treatment request).

•

After finalizing our consolidated results, we produce a report that shows the results for each of our segments. This report consists of an income statement for the Industrial segment and one for the Engine segment. This was printed and handed to the CODM by our Corporate Controller during fiscal year 2005 and 2006. Starting with the January 2007 results, the Corporate Controller began emailing these reports to the CODM. The example we provided as Appendix A to our March 16th

United States Securities and Exchange Commission

April 13, 2007

response was a complete copy of this email and attachments. We supplementally submitted, under separate cover, and are separately requesting confidential treatment with respect to, the reproduction of the previous segment reports given to our CODM in 2005 and 2006 (Appendix B to our confidential treatment request). Consistent with our routine process, the originals given to our CODM were destroyed shortly after he reviewed them.

•

Our CODM is updated on the results of the segments (each managed by a SVP) through monthly meetings with the two segment controllers (Engine and Industrial). This meeting also involves the Tax Director, Assistant Treasurer, Director of Planning and Analysis, Corporate Controller and CFO. The participants update the CODM on matters their groups are working on and highlight any issues. There are no handouts related to the Industrial and Engine segments for these meetings. Since the Senior Vice Presidents of those groups are responsible for managing the segments, the CODM relies on those SVP’s to monitor the underlying results of each segment. He meets with the SVP’s regularly, in addition to the monthly meetings described above. His review is consultative in nature since he relies on the Engine and Industrial SVP’s to only involve him in issues on an exception basis.

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On a monthly basis, our CODM also reviews an internal summary report that we refer to as the “White Book”. This Book does not contain any segment results but is focused on key corporate metrics. We supplementally submitted, under separate cover, and are separately requesting confidential treatment with respect to the copies of the White Book for year-end 2005 and 2006 (Appendix C to our confidentiality treatment request). This book is produced monthly in exactly the same format as the year-end copies that we have submitted.

The “White Book” that was referred to above in the CODM review was also mailed to all of our independent outside Board members each month during fiscal 2005 and 2006.

As discussed with you, there are other materials that we produce regularly that contain the results by geography and product. However, those materials are not regularly reviewed by the CODM in his oversight capacity and are published after he completes his review of the corporate and segment financial results. These materials are produced for the local country managers and the Engine and Industrial SVP’s to manage their respective businesses. Additionally, the Corporate Controller and other finance management use the geographic and other results to produce additional detail and to comply with the local jurisdiction reporting requirements and the filing requirements in our periodic SEC reports, such as exchange rate impact on our sales and results.

We continue to believe that our reported segment results are the appropriate level of detail given the operating results that are regularly reviewed by our CODM to make decisions about resources to be allocated to our segments and assess segment performance. Our management structure is organized in a similar fashion, as our SVP’s manage our segments with the CEO determining resources to be allocated to each group.

If you have any further questions, please contact the undersigned at (952) 887-3505 (phone) or (952) 703-4556 (fax).

United States Securities and Exchange Commission

April 13, 2007

Sincerely,

Thomas R. VerHage

Vice President and Chief Financial Officer

Enclosure

cc: Bill Cook